Filed Pursuant to Rule 253(g)(2)

File No. 024-10698

Supplement No. 1 to Offering Circular, Dated April 11, 2019

GREENMO INC.

6930 Carroll Avenue Suite 432

Takoma Park, Maryland 20912

(888) 984-1518

This Offering Circular Supplement no. 1 (the “Supplement No. 1”) relates to the Offering Circular of GreenMo Inc. (the “Company”), dated April 11, 2019 (the “Offering Circular”), relating to the Company’s initial public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to twenty-five million (25,000,000) shares of common stock at an offering price of $0.08 per share for aggregate maximum gross proceeds of two million dollars ($2,000,000). This Supplement No. 1 should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular, and may not be delivered without the Offering Circular.

This Supplement No. 1 is being filed to include the information set forth in the Company’s Semiannual Report on Form 1-SA filed with the Securities and Exchange Commission on June 28, 2019.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Offering Circular is July 10, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐   SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended March 31, 2019

GREENMO INC.

(Exact name of issuer as specified in its charter)

Nevada	47-2139408
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6930 Carroll Avenue Suite 432, Takoma Park, Maryland 20912

(Full mailing address of principal executive offices)

(888) 984-1518

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to GreenMo, Inc., a Nevada corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement on Form 1-A, as amended and supplemented to date (file no. 024-10698), and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about our company include financial projections and future estimates and expectations about our company’s business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Overview

We are a technology-focused company with a unique patent-pending design for the manufacturing and sale of a high-end premium Android wireless Smartphone. We plan to design, manufacture and bring to market a high-quality phone utilizing our unique “eco-skeleton” design that allows us to customize each phone at the time of purchase and allow the customer to choose what they want their phone to look like and never have the need for an add-on case. We are focused on leveraging our unique design for the outer shell of the phone to substantially penetrate the handset Smartphone market starting in the United States and then around the world.

Since our inception on October 15, 2014, we have devoted substantially all of our efforts to business planning, research and development, product development, securing intellectual property rights and raising capital. Accordingly, we are considered to be in the development stage, since we are devoting substantially all of our efforts to research and development, product development, establishing systems and procedures for our business and planned principal operations have not commenced. We have generated no revenues from operations and therefore lack meaningful capital reserves.

Recent Developments

On April 11, 2019, we launched our initial public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which we are offering up to 25,000,000 shares of common stock at an offering price of $0.08 per share for gross proceeds of up to $2,000,000. As of the date of this report, we have not yet sold any shares in this offering.

Going Concern

Our financial position at March 31, 2019 and the uncertainty surrounding our ability to consummate the offering described above raise substantial doubt regarding our ability to continue as a going concern. Our financial statements are prepared using U.S. generally accepted accounting principles, or U.S. GAAP, applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business and does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the inability of our company to continue as a going concern.

Operating Results

We generated no revenues for the six months ended March 31, 2019 and 2018.

For the six months ended March 31, 2019, we had total operating expenses of $35,360, which consisted of research and development expenses of $8,922 and general and administrative expenses of $26,438. For the six months ended March 31, 2018, we had total operating expenses of $26,673, which consisted of research and development expenses of $2,160 and general and administrative expenses of $24,513. Our general and administrative expenses consist of overhead, legal fees, professional fees, and similar expenses.

For the six months ended March 31, 2019 and 2018, we had other expenses of $289 and $0, respectively, which consisted entirely of interest expense.

As a result of the foregoing factors, our net loss for the six months ended March 31, 2019 was $35,649, as compared to $26,673 for the six months ended March 31, 2018.

Liquidity and Capital Resources

As of March 31, 2019, we had $1,611 in cash and total liabilities of $155,275.

Cash Flow

Our net cash used in operating activities for the six months ended March 31, 2019 was $35,420, which consisted of our net loss of $35,649 and depreciation expense in the amount of $1,480, offset by a decrease in accrued expenses in the amount of $1,251. Our net cash used in operating activities for the six months ended March 31, 2018 was $25,193, which consisted of our net loss of $26,673, offset by depreciation expense in the amount of $1,480.

We had no investing activities for the six months ended March 31, 2019 and 2018.

Our net cash provided by financing activities for the six months ended March 31, 2019 was $33,613, which consisted of repayments of notes payable in the amount of $647 and loans from related party in the amount of $34,260. Our net cash provided by financing activities for the six months ended March 31, 2018 was $25,644, which consisted of loans from related party in the amount of $22,644 and proceeds from notes payable in the amount of $3,000.

We are highly dependent on the success of our offering to meet our ongoing working capital needs and to fully execute our business plan. The maximum aggregate amount of the offering will be required to fully implement our business plan. Historically, we have been funded through stockholder loans. Our majority stockholder has verbally agreed to provide additional monies, if needed, to meet our working capital needs throughout the qualification process. Our majority stockholder has not made any further commitments. In the event our offering is not successful, we will need to seek to raise capital through alternative sources, such as a private placement of our equity or debt securities. However, we have not identified any potential source of alternative financing. There can be no guarantees that any such financing would become available to us. If we cannot raise additional proceeds via a private placement of our equity or debt securities, or secure a loan, we would be required to cease business operations. As a result, investors would lose all of their investment.

Note Payable

On April 1, 2018, we and our CEO, Neal Holtz, issued a promissory note in the principal amount of $7,000 to Leslie J. Ulanow, which matures in September 2023. The note requires monthly payments of $156 of principal and interest until maturity. The interest rate is 12%. In the event that we have not made any payment within five (5) days of the day on which it is due, we are required to pay a late charge in the amount of five percent (5%) of such late payment. Notwithstanding the foregoing, the entire remaining outstanding balance of principal, interest, fees and costs, if not sooner paid, shall be due and payable upon closing of our public offering. The balance of the note payable is $5,913 and $6,560 as of March 31, 2019 and September 30, 2018, respectively.

Related Party Advances

From time to time, we have received advances from certain of our officers and related parties to meet short-term working capital needs. As of March 31, 2019 and September 30, 2018, a total of $149,362 and $115,102 of advances from related parties is outstanding, respectively. These advances are unsecured, bear no interest, and do not have formal repayment terms or arrangements.

Plan of Operations

Our primary goal for our first year of operation will be to bring the first generation of our Android Smartphone to market. Our plan follows below. We are highly dependent upon the success of our public offering in implementing the following plan.

Stage One (Mos. 1-3)

Estimated cost: $750,000

Immediately, we plan to begin engineering and prototyping our Smartphone. We will also start our marketing efforts in this stage. We anticipate engineering and prototyping to cost between $350,000 and $750,000.

Stage Two (Mos. 4-6)

Estimated cost: $250,000

Following the successful engineering and prototyping phase, we will begin production and inventory. We will also ramp up our marketing efforts at this stage as we prepare to launch. We anticipate our inventory costs to be approximately $150,000 to $250,000.

Stage Three (Mos. 7-9)

Estimated cost: $250,000

Following production and inventory, we will begin to roll out our retail sales strategy and increase our marketing efforts.

Stage Four (Mos. 10-12)

Estimated cost: $750,000

We hope to be selling our first phones in this quarter and will concentrate our efforts on promoting our product and expanding its distribution accordingly.

Off-Balance Sheet Arrangements

As of March 31, 2019, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Fair Value of Financial Instruments. Our financial instruments consist of cash and cash equivalents and amounts due to stockholder. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in our financial statements.

Property and Equipment. Property, plant and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives range from 2 to 10 years.

Research and Development. We account for research and development costs in accordance with the ASC 730-10, “Research and Development.” Under ASC 730-10, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred. Total expenditures on research and product development for the six months ended March 31, 2019 and 2018 were $8,922 and $2,160, respectively.

Recently Issued Accounting Pronouncements

In May 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, No. 2017-09, “Compensation - Stock Compensation: Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. An entity will account for the effects of a modification unless the fair value of the modified award is the same as the original award, the vesting conditions of the modified award are the same as the original award and the classification of the modified award as an equity instrument or liability instrument is the same as the original as the original award. The update is effective for fiscal year 2020. The update is to be adopted prospectively to an award modified on or after the adoption date. Early adoption is permitted. We are currently evaluating the effect of this update, but do not believe it will have a material impact on our financial statements and related disclosures.

In February 2016, the FASB issued ASU-2016-02, “Leases (Topic 842).” The guidance requires that a lessee recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right of use asset representing its right to use the underlying asset for the lease term. For finance leases: the right-of-use asset and a lease liability will be initially measured at the present value of the lease payments, in the statement of financial position; interest on the lease liability will be recognized separately from amortization of the right-of-use asset in the statement of comprehensive income; and repayments of the principal portion of the lease liability will be classified within financing activities and payments of interest on the lease liability and variable lease payments within operating activities in the statement of cash flows. For operating leases: the right-of-use asset and a lease liability will be initially measured at the present value of the lease payments, in the statement of financial position; a single lease cost will be recognized, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and all cash payments will be classified within operating activities in the statement of cash flows. Under Topic 842, the accounting applied by a lessor is largely unchanged from that applied under previous GAAP. The amendments in Topic 842 are effective for our company beginning October 1, 2019, including interim periods within that fiscal year. We are currently evaluating the impact of adopting the new guidance on our financial statements.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes,” which simplifies the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This ASU is effective for financial statements issued for annual periods beginning after December 16, 2016, and interim periods within those annual periods. The adoption of this standard did not have any impact on our financial position, results of operations and disclosures.

Item 2.	Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3.	Financial Statements

GREENMO INC.

BALANCE SHEETS

	March 31, 2019	September 30, 2018
	(unaudited)
ASSETS

Current Assets
Cash	$1,611	$3,418

TOTAL CURRENT ASSETS	1,611	3,418

Property and Equipment, net of accumulated depreciation of $12,825 and $11,345 as of March 31, 2019 and September 30, 2018, respectively	1,971	3,451

TOTAL ASSETS	$3,582	$6,869

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accrued expenses	$-	$1,251
Current portion of long-term note payable	1,225	1,154
Due to related party	149,362	115,102
TOTAL CURRENT LIABILITIES	150,587	117,507

LONG TERM LIABILITIES
Long-term note payable, net of current portion	4,688	5,406

TOTAL LIABILITIES	155,275	122,913

STOCKHOLDERS’ DEFICIT

Common Stock, par value $0.0001, 400,000,000 shares authorized; 200,000,000 shares issued and outstanding as of March 31, 2019 and September 30, 2018	20,000	20,000
Additional Paid-In Capital	69,659	69,659
Accumulated Deficit	(241,352)	(205,703)

TOTAL STOCKHOLDERS’ DEFICIT	(151,693)	(116,044)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$3,582	$6,869

The accompanying notes are an integral part of these financial statements.

GREENMO INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended March 31, 2019	Six Months Ended March 31, 2018

OPERATING EXPENSES
Research and development	$8,922	$2,160
General and administrative	26,438	24,513
TOTAL OPERATING EXPENSES	35,360	26,673

OTHER EXPENSES
Interest expense	289	-
TOTAL OTHER EXPENSES	289	-

NET LOSS FROM OPERATIONS	(35,649)	(26,673)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(35,649)	$(26,673)

Net Loss Per Share: Basic and diluted	$(0.00)	$(0.00)
Weighted-average number of common shares outstanding: Basic and diluted	200,000,000	200,000,000

The accompanying notes are an integral part of these financial statements.

GREENMO INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

(UNAUDITED)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance October 1, 2017	200,000,000	$20,000	$69,659	$(149,441)	$(59,782)
Net income for the six months ended March 31, 2018	-	-	-	(26,673)	(26,673)
Balance March 31, 2018	200,000,000	$20,000	$69,659	$(176,114)	(86,455)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance October 1, 2018	200,000,000	$20,000	$69,659	$(205,703)	$(116,044)
Net loss for the six months ended March 31, 2019	-	-	-	(35,649)	(35,649)
Balance March 31, 2019	200,000,000	$20,000	$69,659	$(241,352)	$(151,693)

The accompanying notes are an integral part of these financial statements.

GREENMO INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended March 31, 2019	Six Months Ended March 31, 2018
OPERATING ACTIVITIES
Net loss	$(35,649)	$(26,673)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	1,480	1,480
Decrease in accounts payable and accrued expenses	(1,251)	-
Net cash used in operating activities	(35,420)	(25,193)

FINANCING ACTIVITIES
Proceeds (repayment) of note payable	(647)	3,000
Advances from related party	34,260	22,644
Net cash provided by financing activities	33,613	25,644

NET CHANGE IN CASH	(1,807)	451

CASH
Beginning of period	3,418	405
End of period	$1,611	$856

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$289	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements.

GREENMO INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

MARCH 31, 2019 AND 2018

NOTE 1—ORGANIZATION AND NATURE OF BUSINESS

GreenMo Inc. (the “Company”) was formed under the laws of the State of Nevada on October 15, 2014. The Company is in the business of design, manufacturing and selling of android handset smartphones.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis

The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America (“GAAP”). The Company has adopted a September 30 year end.

Cash and Cash Equivalents

The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents and amounts due to stockholder. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain Statements of Operations reclassifications have been made in the presentation of the Company’s prior financial statements and accompanying notes to conform to the presentation as of and for the six months ended March 31, 2019.

Property and Equipment

Property Plant and Equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives range from 2 to 10 years.

Research and Development

The Company accounts for research and development costs in accordance with the ASC 730-10, “Research and Development.” Under ASC 730-10, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved. Company-sponsored research and development costs related to both present and future products are expensed in the period. Expenditures on research and product development for the six months ended March 31, 2019 and 2018 were $8,922 and $2,160 respectively.

Stock-Based Compensation

Stock-based compensation is accounted for at fair value in accordance with ASC Topic 718. To date, the Company has not adopted a stock option plan and has not granted any stock options.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net loss applicable to common stockholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common stockholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no such common stock equivalents outstanding as of March 31, 2019 or March 31, 2018.

Recent Accounting Pronouncements

In May 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2017-09, “Compensation - Stock Compensation: Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. An entity will account for the effects of a modification unless the fair value of the modified award is the same as the original award, the vesting conditions of the modified award are the same as the original award and the classification of the modified award as an equity instrument or liability instrument is the same as the original as the original award. The update is effective for fiscal year 2020. The update is to be adopted prospectively to an award modified on or after the adoption date. Early adoption is permitted. The Company is currently evaluating the effect of this update, but does not believe it will have a material impact on its financial statements and related disclosures.

In February 2016, the FASB issued ASU-2016-02, “Leases (Topic 842).” The guidance requires that a lessee recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right of use asset representing its right to use the underlying asset for the lease term. For finance leases: the right-of-use asset and a lease liability will be initially measured at the present value of the lease payments, in the statement of financial position; interest on the lease liability will be recognized separately from amortization of the right-of-use asset in the statement of comprehensive income; and repayments of the principal portion of the lease liability will be classified within financing activities and payments of interest on the lease liability and variable lease payments within operating activities in the statement of cash flows. For operating leases: the right-of-use asset and a lease liability will be initially measured at the present value of the lease payments, in the statement of financial position; a single lease cost will be recognized, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and all cash payments will be classified within operating activities in the statement of cash flows. Under Topic 842, the accounting applied by a lessor is largely unchanged from that applied under previous GAAP. The amendments in Topic 842 are effective for the Company beginning October 1, 2019, including interim periods within that fiscal year. The Company is currently evaluating the impact of adopting the new guidance on its financial statements.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes,” which simplifies the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This ASU is effective for financial statements issued for annual periods beginning after December 16, 2016, and interim periods within those annual periods. The adoption of this standard did not have any impact on the Company’s financial position, results of operations and disclosures.

NOTE 3—GOING CONCERN

The accompanying financial statements have been prepared in conformity with GAAP, which contemplate continuation of the Company as a going concern for a period of twelve months from the issuance of the financial statements. The Company currently has limited working capital, and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

NOTE 4—NOTE PAYABLE

On April 1, 2018, the Company and its CEO, Neal Holtz, issued a promissory note in the principal amount of $7,000 to Leslie J. Ulanow, which matures in September 2023. The note requires monthly payments of $156 of principal and interest until maturity. The interest rate is 12%. In the event that the Company has not made any payment within five (5) days of the day on which it is due, the Company is required to pay a late charge in the amount of five percent (5%) of such late payment. Notwithstanding the foregoing, the entire remaining outstanding balance of principal, interest, fees and costs, if not sooner paid, shall be due and payable upon closing of the Company’s public offering. The balance of the note payable is $5,913 and $6,560 as of March 31, 2019 and September 30, 2018, respectively.

NOTE 5—RELATED PARTIES

From time to time, the Company has received advances from certain of its officers and related parties to meet short-term working capital needs. As of March 31, 2019 and September 30, 2018, a total of $149,362 and $115,102 of advances from related parties is outstanding, respectively. These advances are unsecured, bear no interest, and do not have formal repayment terms or arrangements.

NOTE 6—STOCKHOLDERS’ DEFICIT

The Company has authorized 400,000,000 shares of common stock. As of March 31, 2019 and September 30, 2018, the Company had 200,000,000 shares issued and outstanding. Shares of common stock entitle the holder thereof to one vote per share on all matters coming before the stockholders of the Company for a vote.

There were no equity transactions during the six months ended March 31, 2019.

NOTE 7—COMMITMENTS AND CONTINGENCIES

The Company neither owns nor leases any real or personal property. An office space has been leased on a month by month basis. The Company’s Chief Executive Officer provides management services in exchange for rent.

The officers and directors are involved in other business activities and most likely will become involved in other business activities in the future.

NOTE 8—SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10), the Company has analyzed its operations subsequent to March 31, 2019 to the date these financial statements were issued, and has determined that, except as set forth below, it does not have any material subsequent events to disclose in these financial statements.

On April 11, 2019, the Company launched its initial public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 25,000,000 shares of common stock at an offering price of $0.08 per share for gross proceeds of up to $2,000,000.

Item 4.	Exhibits

Exhibit No.	Description
2.1	Amended and Restated Articles of Incorporation of GreenMo Inc. (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A/A filed on November 13, 2018)
2.2	Amended and Restated Bylaws of GreenMo Inc. (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A/A filed on November 13, 2018)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A/A filed on November 13, 2018)
6.1	Promissory Note issued by GreenMo Inc. and Neal Holtz for the benefit of Leslie J. Ulanow on April 1, 2018 (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A/A filed on November 13, 2018)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2019	GREENMO INC.

/s/ Neal Holtz
Name: Neal Holtz
Title: Chief Executive Officer and President
(Principal Executive Officer and Principal Financial and Accounting Officer)